SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 0-24690


                           NOTIFICATION OF LATE FILING

     (Check One):  |X| Form 10-K     |_| Form 11-K     |_| Form 20-F
                   |_| Form 10-Q     |_| Form N-SAR

     For Period Ended:          December 31, 2000
     |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
     |_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
     |_| Transition Report on Form 11-K
     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Clarion Technologies, Inc.
Former name if applicable
Address of principal executive office (Street and number)     235 Central Avenue
City, state and zip code      Holland, MI 49423

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         |     (a)  The reasons  described in  reasonable  detail in Part III of
         |          this  form  could  not be  eliminated  without  unreasonable
         |          effort or expense;
         |     (b)  The subject annual report,  semi-annual  report,  transition
         |          report on Form 10-K,  20-F,  11-K or Form N-SAR,  or portion
   [X]   |          thereof  will be filed on or before  the 15th  calendar  day
         |          following the prescribed due date; or the subject  quarterly
         |          report or transition report on Form 10-Q, or portion thereof
         |          will be filed on or before the fifth  calendar day following
         |          the prescribed due date; and
         |     (c)  The accountant's statement or other exhibit required by Rule
         |          12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The recent economic slowdown in some of the industries the Company serves has caused decreased sales levels for the Company during the final months of 2000 and the first months of 2001. As a result, the Company is in default with respect to several covenants under its debt facilities. During the recent default period, the Company's lenders have continued to provide funding to the Company in the normal course of business and are working with the Company in an effort to provide a long-term solution for the Company.

The Company is engaged in active negotiations with its lenders to restructure the terms of its debt. A final agreement related to the restructuring has not been completed as of the filing of this notification. The Company has requested its lenders to provide either a formal forbearance agreement, providing time during which a long-term solution can be negotiated, or a long-term negotiated solution by the extension date obtained by this notification. In light of the discussions with the Company's lenders and other investors to establish a long term solution to the Company's credit and financing needs, the Company is not able to file its Annual Report on Form 10-K for 2000 by April 2, 2001, without unreasonable effort and expense. In order to timely file its 10-K, the Company would have to redirect its executive officers away from the negotiations with lenders, which would delay consummation of the restructuring. Additionally, the Company believes that until it determines whether the above referenced restructuring can be achieved, the Company's responses to the other disclosures required by the Form 10-K would be incomplete or misleading.

The Company intends to file the subject Annual Report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
                Pamela Haan                       (616)           336-6547
                  (Name)                       (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has completed a number of acquisitions that were not reflected in the results of operations from the corresponding period for the last fiscal year. Specifically, the Company completed the following significant acquisitions that have been accounted for using the purchase method of accounting and accordingly have included the results of operations from the respective dates of acquisition: Wamar Products, Inc (August 31, 1999); Double "J" Molding, Inc. (October 1, 1999); and, Drake Products Corporation (February 1, 2000). The impact of these acquisitions has been an increase in reported sales from $28 million in 1999 to approximately $117 million for 2000.

                           CLARION TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     April 3, 2001                   By       /s/ William Beckman
                                         William Beckman,
                                         President of Clarion Technologies, Inc.

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly finished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




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